// CONNECTICUT WATER // 2011 ANNUAL REPORT //



" MAINE IS AN IDEAL STATE FOR US TO ENTER, AND THIS ACQUISITION IS A GREAT




STRATEGIC FIT.


FREEPORT
VILLAGE STATION

Connecticut Water welcomed 2012 by completing the purchase of Aqua Maine, the largest acquisition in our 56-year history. Renamed Maine Water, the acquired business serves 48,000 people, has $32.7 million in rate base, and employs 44 dedicated professionals who are passionate about serving customers, communities, and shareholders.

Like Connecticut Water, Maine Water has an outstanding reputation and a business culture built on service. By acquiring this company, we have become a regional utility with a broadened platform for growth in the region.

Maine is the nation's leading producer of lobsters and blueberries and is home to some of the region's best shopping outlets.

← John Coffin,
Lobsterman,
South Freeport, Maine





“ OUR EMPLOYEES UNDERSTAND HOW CRITICAL WATER SERVICE IS TO THE LIVES

OF OUR CUSTOMERS AND THE VITALITY OF OU


COMMUNITIES.


Mirror Lake
Water Treatment Facility

For over 100 years, L.L. Bean has been critically important to the people of Freeport, Maine, who depend on it for the economic vitality it brings to the region. L.L. Bean, and all of Maine Water's other customers, can continue to count on Judy Wallingford, president of Maine Water, Ron Seaman, Superintendent of its Freeport Division, and all of Maine Water's other employees who continue to serve their customers as part of our new team.

Maine has 6,000 lakes and ponds covering 2,200 square miles. Mirror Lake in Rockport is the primary source of water for Maine Water customers in the Camden – Rockport area. Maine is also one of the nation's leading potato producers.

← Judy Wallingford, President, Maine Water, and Ron Seaman, Superintendent, Freeport Division





“ PERHAPS THERE IS NO BETTER EXAMPLE OF OUR COMMITMENT TO CUSTOMERS THAN THE WORK DONE BY OUR EMPLOYEES DURING HURRICANE IRENE AND THE


CTOBER NOR'EASTER.


Massachusetts
Connecticut
Rhode Island
Boston
New York
Albany
Springfield
Hartford
Providence
Worcester
Philadelphia

Two major storms in 2011 had devastating impacts on the state, knocking out power to hundreds of thousands of electric utility customers for days on end. Our investment in back-up power systems, and the perseverance of our people, enabled us to maintain water service to virtually 100% of our customers. In the aftermath of those storms, we had more than 100 generators running. Our people maintained watch over our systems 24/7, sometimes going into dangerous situations to keep the water flowing.

Our people also served the community by establishing free drinking water stations for private well owners who had no electricity to operate their wells.


ConnecticutWater



OUR EMPLOYEES ARE PASSIONATE ABOUT SERVING CUSTOMERS, TODAY AND TOMORROW.





It is vitally important that we invest in our infrastructure – pipe, pumps, and water treatment systems. Our ability to provide families and communities with a reliable supply of high-quality water depends on it. A community relies on a robust water supply to serve as a foundation for public health, safety, and economic vitality. But it is our employees' passion and commitment to service that sets us apart.

Our people take pride in serving our customers, and it shows. Connecticut Water attained a customer satisfaction rating of 92.5% in 2011, the highest score since we started surveying our customers in the '90s.

← Christine Saball,
Tax Manager

Vince Gentile,
IT System Administrator
(and Volunteer Firefighter
in Westbrook, CT) →



Eric W. Thornburg,
Chairman,
President, and
Chief Executive Officer



FINANCIAL HIGHLIGHTS

Years Ended December 31,	2011	2010	% Change
Financials (in thousands)			
Operating Revenues	$ 69,402	$ 66,408	4.5%
Gain on Real Estate Transactions, Net of Taxes	$ 176	$ 230	-23.5%
Non-Water-Sales Earnings, Net of Taxes	$ 1,001	$ 899	11.3%
Net Income Applicable to Common Shareholders	$ 11,262	$ 9,760	15.4%
Common Stock (per share)			
Basic Earnings per Average Share	$ 1.31	$ 1.14	14.9%
Stock Price	$ 27.13	$ 27.88	-2.7%
Dividends Declared	$ 0.940	$ 0.920	2.2%
Book Value per Share	$ 13.50	$ 13.05	3.4%
Operations			
Number of Customers	90,023	89,402	0.7%
Number of Employees	198	204	-2.9%

"Trust is the foundation of our success! Customers consume our product every day, confident it is safe and that it will contribute to their overall health and welfare. Our employees make water service their career of choice and contribute so much to our success. And shareholders who choose to invest in this company are placing their trust in us, too. We commit to earning the trust of our customers, employees, and shareholders every day!"

DEAR SHAREHOLDERS,

It has truly been a privilege to lead Connecticut Water in 2011.

Our entry into a new market via a historic acquisition, and our response to two epic storms that struck our state, were unquestionably the major events of the year for our company. Through it all, we served our customers with distinction and delivered value to our shareholders, growing earnings at a double-digit rate and increasing our annual dividend for the 42nd straight year.

2011 Financial Results

Net income applicable to common shareholders increased 15.4% to $11.3 million from $9.8 million in 2010. Basic earnings per share totaled $1.31 compared with $1.14 in 2010. We ended the year with operating revenues of $69.4 million, a 4.5% increase from $66.4 million in 2010. Meanwhile, operating and maintenance expenses declined 1.2% to $32.7 million from $33.1 million in 2010, reflecting the cost discipline we exercised during the year.

A Historic Acquisition

A key component of our growth strategy is the acquisition of water and wastewater systems. On July 27, 2011, we announced the acquisition of Aqua Maine, a wholly owned subsidiary of Aqua America. After receiving regulatory approval in November from the Maine Public Utilities Commission, we closed the transaction on January 1, 2012. The company is now an operating subsidiary of Connecticut Water Service, Inc. and has been renamed The Maine Water Company (Maine Water).

Maine is an ideal state for us to enter, and this acquisition is a great strategic fit. Maine Water has no major competitors in the state among the other investor-owned utilities. Based in Rockport, it is located reasonably close to our headquarters, and we are now providing it with corporate support services (such as accounting, finance, and human resources) with our existing staff. Additionally, its culture and values mesh very well with our own, as its 44 employees are passionate about serving their customers and communities, being good stewards of the environment, and delivering value to shareholders. Maine Water serves 16,000 customers (about 48,000 people) in 17 towns. It had 2011 operating revenues of $11.2 million and net income of $1.6 million. Our purchase price equated to an enterprise value of $53.5 million, including the assumption of approximately $17.7 million in long-term debt as of December 31, 2010.

The acquisition is important and, we believe, immediately accretive, as it increases our revenues by 16.1% and our customer base by 17.6%. The acquisition also adds $32.7 million in rate base, which provides opportunities for us to invest in needed infrastructure in Maine and earn on these investments. All of this in a new state within a region in which we are well known, have existing business relationships, and have a solid reputation. With this purchase, Connecticut Water has transformed itself from a single-state company to a regional utility. Such diversification of service area, economic climate,

Don WIlbur,
Retiring Lead Director



weather, and regulatory regime is vitally important. Maine's regulatory environment is conservative and appears very balanced and fair to investors. As a regional utility, we enjoy the benefits of a multi-state operation that we did not have previously, when we were entirely dependent on our Connecticut operations.

Judy Wallingford, Maine Water's President, will continue to lead the business as part of our new organization. I have been extremely impressed with her leadership, her commitment to serving all of the company's stakeholders, and her track record of outstanding financial results. We welcome her and all of her colleagues!

To step up the pace of growth and expand into other new areas, Connecticut Water will continue to focus on larger acquisitions like Maine Water. However, we will not ignore opportunities for smaller purchases. Last year, we closed on two small acquisitions in Connecticut that we announced prior to 2011. The 400 people who were customers of the Hawks Nest Beach and Green Springs Water companies (in Old Lyme and Madison, respectively) are now served by Connecticut Water.

With over 500 separate water systems and over 200 wastewater operations, Connecticut continues to offer many opportunities for us to make small acquisitions. In the past 5 years, we have completed over 40 of them. We will be selective and strategic in our pursuit, seeking good "tuck-in" candidates and avoiding troubled systems that would significantly increase our average operating cost per customer.

Commitment to Serving Our Customers

Our employees are passionate about serving our customers, today and tomorrow. The impact of that commitment can be seen in the satisfaction levels of our customers. In 2011, we achieved our highest level of customer satisfaction since we began measuring it in 1993. Our year-end Satisfaction Index score was 92.5%.

Achieving this world-class satisfaction level is not easy, and I congratulate my colleagues on their relentless pursuit of quality across our company. Connecticut Water employees understand how critical water service is to the lives of our customers and the vitality of our communities.

Perhaps there is no better example of our commitment to customers than the work done by our employees when Connecticut experienced the devastating impacts of Hurricane Irene in late August and a historic "nor'easter" snowstorm in late October.

In both incidents, our employees were faced with providing water service in 55 towns, many of which were without electricity for over a week. Hundreds of thousands of electric utility customers were affected, and the storm damage was significant. We had over 100 generators running throughout the state during and after each storm. Even as their own families were being impacted by the storms, our employees worked 24/7—sharing staff and resources between locations and at times going into dangerous settings—to monitor our

A Special Thank You!

"I would like to thank our Board of Directors for their support and encouragement in 2011. Our Lead Director, Don Wilbur, has been extremely helpful to me throughout my tenure at Connecticut Water. He has always offered me valuable advice and encouragement in just the right amounts. He is a man of integrity and humility, and it has been a privilege to work with him. Don will retire from the Board in May after 19 years of service to this company. He will be greatly missed."

operations and ensure that our customers were receiving water service during these events.

We are proud that fewer than 750 customers experienced a water service disruption during Irene, and not a single one had interrupted service for more than 24 hours. The freak snowstorm in October was exceptionally damaging, dropping more than a foot of wet snow on trees that were still laden with leaves. As with Irene, electric power was interrupted for over a week, and yet—in a real tribute to our team and our systems—we maintained service to 100% of our customers.

But our team did not stop there. Many Connecticut citizens who had private wells did not have water throughout the lengthy electric outages. Our employees responded. Tanker trucks were filled with potable water and deployed at various locations around the state. Connecticut Water employees were stationed at the sites and assisted people in filling up containers with water at no charge.

The gratitude of those without water was quite moving. It meant so much to our employees to be of service to people in local communities who were not customers of ours, but in desperate need. It really brought home to all just how essential water is in our lives.

During Irene, I lost power at my home for 8 days. We lit candles for light, and went without the conveniences that go by the wayside when the power goes out. We spoke with our neighbors more often and enjoyed a sense of community that seems rare these days. But if you have no water for drinking, cooking, and sanitation, it is clear that life changes dramatically and for the worse.

Our response as a team in limiting the impacts of these storms on our customers and communities was one of the most satisfying and fulfilling experiences in my 29-year career.

Infrastructure Investments

Infrastructure investment and recovery is the second part of our three-part growth strategy. We continually invest capital in the infrastructure we need to serve our customers and communities—and we seek reasonable and regular recovery of that investment through our rates. This remains our primary growth driver.

A regulatory approach in Connecticut that allows for innovative rate making has further enabled this strategy. The Water Infrastructure and Conservation Adjustment (WICA) provides for timely recovery, through a surcharge on water bills, of capital investments made to replace aged water distribution system pipes and carry out other conservation-related projects.

The program allows for semi-annual rate adjustments, specifically for eligible infrastructure projects approved by the Connecticut Public Utilities Regulatory Authority (PURA). Such projects benefit customers by improving water quality and reliability of service. At the same time, they help to save precious water resources by reducing water main breaks and service disruptions.

As a result of the WICA program, Connecticut Water has materially increased its capital spending in this area.

David Lentini,
Incoming Lead Director



Since the Company has 1,600 miles of pipe that must be systematically replaced over time, this infrastructure replacement program serves both customers and shareholders alike.

On January 26, 2012, we submitted a surcharge application to the PURA for recovery of $7.0 million of WICA capital. The application covers projects completed between June 30, 2011, and the end of the year.

A final decision was issued in March 2012, and it will take effect with billings on and after April 1, 2012. The approved net increase in the surcharge is 1.14%, which brings the cumulative total to 4.23%. We plan to invest an additional $15.0 million in water pipeline replacements in 2012 and will seek future WICA surcharges accordingly.

Since the inception of WICA, we have substantially improved service to our customers by replacing nearly 33 miles of main that had an average age of 75 years. Being good stewards of the systems entrusted to us will allow them to serve future generations of customers.

Services and Rentals

For many years, Connecticut Water has generated earnings from non-utility ventures as well as from utility operations. Such ventures, which make up our Services and Rentals segment, represent the third element of our growth strategy. While many other utilities have fallen short in their non-utility businesses, we have succeeded by taking a disciplined approach. For us to proceed, a venture must require minimal to no capital; entail low risk; be consistent with our core business; and give us a sustainable competitive advantage.

Our Linebacker® program and our contract operating services constitute the bulk of the Services and Rentals segment and contribute to shareholder value.

In 2011, this segment generated $4.7 million in revenue and $1.0 million ($0.12 per basic share) in after-tax profits. The Linebacker program led the segment, serving over 21,000 customers. Our base Linebacker plan covers the cost of repairing broken or leaking water service lines. Two years ago, we expanded the program by adding new plans to cover in-home plumbing and wastewater line repairs. These expanded plans generate additional revenue and have been well received. Currently, nearly one in four of our Linebacker customers are enrolled in an expanded coverage plan.

Our contract services business remains strong. We have over 80 contracts in place with owners of water and wastewater systems, primarily in Connecticut. Our typical service offering is to provide operations and maintenance support for these utilities. But we also provide water quality compliance monitoring and installation and maintenance of instrumentation and control systems, as the client requires. One such client is the University of Connecticut (UConn) at Storrs, where we operate the water supply and distribution system. This partnership further boosts the visibility of our brand in the state. Coupled with our recent acquisitions in neighboring Mansfield, our UConn contract positions us well to grow in this part of the state. The Storrs campus water system serves a population of 25,000 and delivers 1.5 million gallons a day.

"Leadership succession is something our Board takes very seriously. I am so pleased that David Lentini, a member of our Board since 2001, will succeed Don Wilbur as our Lead Director. David is currently the Chairman and Chief Executive Officer of The Connecticut Bank and Trust Company. He is a retired director of the Federal Reserve Bank of Boston. His experience, executive leadership skills, and integrity will be a great resource for the Company, the Board and myself."

A Trusted Part of the Community

The past year was certainly a tumultuous one for utilities in Connecticut. The storms I discussed had a devastating impact on the electric infrastructure in the state. But far worse, many people in Connecticut lost a sense of trust in their electric service providers. This will have an impact on future utility regulation in the state. While some good will come of this, we will need to work with our elected officials and regulators to make sure they get it right.

Conversely, trust in our brand was clearly enhanced by our response to the storms. I still get letters and comments in public from customers remarking on our service during those events.

That trust is absolutely central to our success. Our customers consume our product every day, confident that it is safe and that it will contribute to their overall health and welfare. They are confident as well that it will be there when they need it.

Our customers also trust that we will be a good steward of the water and our systems – that we will manage them sustainably so that the needs of future generations will also be met. This confidence allows people to invest in their businesses and communities, knowing that a robust water system that contributes to public health and safety forms a strong foundation for the future.

Our shareholders place their trust in us, too, and we are committed to maintaining that trust. Employing conservative financial management, we continually focus on delivering high earnings quality, a robust balance sheet, and a strong dividend yield.

Based on the market price of the common stock and assuming reinvestment of dividends, our total return to shareholders for the 5-year period 2007–2011 is 44%. This exceeds the returns for the NASDAQ, Dow Jones Industrials, S&P 500, and S&P 500 Utilities Sector indices, as well as the returns of all the remaining publicly traded water utilities.

On January 31, 2012, Connecticut Water was added to the US Broad Dividend Achievers Index. This highly regarded index, comprised of 201 companies, tracks businesses with strong long-term dividend growth. It recognizes companies that have increased their annual regular dividends for at least the past 10 consecutive years and have met specific liquidity screening criteria.

Connecticut Water has raised its dividend for 42 consecutive years. Last year, we increased our annualized dividend by $0.02 per share, or 2.2%, to $0.95. The Company has paid a dividend without interruption or reduction in each of the 219 consecutive quarters since its founding in 1956. That's over 55 years.

On behalf of my colleagues at Connecticut Water and the Board, I thank you for your support and look forward to another successful year.

All the Best!

Eric W. Thornburg


Mirror Lake, Rockport, Maine

Connecticut Water and Maine Water are stewards of nearly 8,000 acres of land, including surface water and groundwater sources. These are precious resources protected for the current generation and those to come.

Basic Earnings per Share from Continuing Operations


1.5
1.2
0.9
0.6
0.3
0.0
2007
2008
2009
2010
2011

Income from Water Activities (in thousands)


10000
8000
6000
4000
2000
0
2007
2008
2009
2010
2011



Services and Rentals Net Income
(in thousands)


1000
800
600
400
200
0
2007
2008
2009
2010
2011

Company-Funded
Capital Expenditures
(in thousands)


28000
22400
16800
11200
5600
0
2007
2008
2009
2010
2011

Five Year Total Return
to Shareholders
(2007-2011)


50%
40%
30%
20%
10%
0
-10%
CTWS
S&P 500
Utilities
Peer Water
Utilities
S&P 500

CONNECTICUT WATER AND SUBSIDIARIES AT A GLANCE

(as of March 1, 2012)

Connecticut Water Service, Inc. has three principal subsidiaries.

The Connecticut Water Company,
which is regulated by the Connecticut Public Utilities Regulatory Authority (PURA), supplies water to 90,000 customers, or approximately 300,000 people, for residential, commercial, industrial, and municipal purposes in 55 Connecticut communities.

Net Utility Plant: $360,027,000
(as of December 31, 2011)

Sources: 18 reservoirs and more than 200 wells

Service Area: Connecticut Water's service area is predominately suburban and rural. Approximately 90% of its customers are classified as residential, and about 7% are classified as commercial or industrial.

The Maine Water Company,
which is regulated by the Maine Public Utilities Commission, supplies water to 16,000 customers, or approximately 48,000 people, for residential, commercial, industrial, and municipal purposes in 17 Maine communities.

The Maine Water Company was acquired on January 1, 2012, and the results of its operations are not included in Connecticut Water's 2011 financial statements.

Net Utility Plant: $51,861,000
(as of December 31, 2011)

Sources: 4 surface supplies and 13 wells

Service Area: Maine Water's service area is predominately suburban and rural. Approximately 85% of its customers are classified as residential, and about 12% are classified as commercial or industrial.

New England Water Utility Services, Inc. (NEWUS), provides a wide variety of water- and wastewater-related services to residential, commercial, industrial, and municipal clients throughout Connecticut, Massachusetts, and Rhode Island. NEWUS is not regulated by the public utilities agencies in any of the New England states.

Services provided by NEWUS include:

- Contract operation of water and wastewater systems for other utilities, businesses, municipalities, and the University of Connecticut's Storrs campus.
- The Linebacker® program.
- Emergency water delivery to hospitals, businesses, and private well owners via tanker truck.

Officers

Eric W. Thornburg	Chairman, President, and Chief Executive Officer
Judy E. Wallingford	President, The Maine Water Company
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Kristen A. Johnson	Vice President, Human Resources and Corporate Secretary
Terrance P. O'Neill	Vice President, Service Delivery
Maureen P. Westbrook	Vice President, Customer and Regulatory Affairs
Peter J. Bancroft	Assistant Treasurer and Director, Rates – Forecasting
Nicholas A. Rinaldi	Controller

Directors and Committees

Age as of May 10, 2012, in parentheses, followed by 2011 committee memberships

Mary Ann Hanley (55) 3	An attorney; Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Heather Hunt (46) 2, 3	An attorney; Executive Director of the New England States' Committee on Electricity
Mark G. Kachur (68) 2, 3, 4	Retired; former Chairman, President, and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
David A. Lentini (65) 1,2,4	Chairman, President, and Chief Executive Officer of The Connecticut Bank and Trust Company
Arthur C. Reeds (68) 1, 4	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (59) 1	Vice President, Rates, Regulatory Affairs and Compliance, Northeast Utilities
Eric W. Thornburg (52)	Chairman of the Board, President, and Chief Executive Officer of the Company
Carol P. Wallace (57) 1, 2	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (70) 2, 3, 4	Lead Director, Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

1 Audit Committee appoints, compensates, and oversees the work of the independent auditors of the Company and subsidiaries and monitors the Company's financial reporting process and internal controls system.

2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendations to the Board; and reviews the overall effectiveness of the Board.

4 Corporate Finance and Investment Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; makes recommendations to and advises the Board on financial policy and issuance of securities; assists in the evaluation of proposed merger and acquisition transactions.

SELECTED FINANCIAL DATA

Years Ended December 31, (Thousands of dollars except per share amounts and where otherwise indicated)	2011	2010	2009
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	$ 69,402	$ 66,408	$ 59,391
Operating Expenses	$ 53,842	$ 52,573	$ 47,003
Other Utility Income, Net of Taxes	$ 847	$ 742	$ 704
Total Utility Operating Income	$ 16,407	$ 14,577	$ 13,092
Interest and Debt Expense	$ 5,674	$ 5,853	$ 4,744
Net Income	$ 11,300	$ 9,798	$ 10,209
Cash Common Stock Dividends Paid	$ 8,196	$ 7,942	$ 7,671
Dividend Payout Ratio from Continuing Operations	73%	81%	75%
Weighted Average Common Shares Outstanding	8,610,070	8,531,741	8,447,950
Basic Earnings Per Common Share from Continuing Operations	$ 1.31	$ 1.14	$ 1.20
Number of Shares Outstanding at Year-End	8,755,398	8,676,849	8,573,744
ROE on Year-End Common Equity	9.6%	8.7%	9.4%
Declared Common Dividends Per Share	$ 0.940	$ 0.920	$ 0.900
Consolidated Balance Sheet			
Common Stockholders' Equity	$ 118,189	$ 113,191	$ 108,569
Long-Term Debt (Consolidated, Excluding Current Maturities)	$ 135,256	$ 111,675	$ 111,955
Preferred Stock	$ 772	$ 772	$ 772
Total Capitalization	$ 254,217	$ 225,638	$ 221,296
Stockholders' Equity (Includes Preferred Stock)	47%	51%	49%
Long-Term Debt	53%	49%	51%
Net Utility Plant	$ 360,027	$ 344,219	$ 325,202
Total Assets	$ 464,831	$ 424,199	$ 415,276
Book Value—Per Common Share	$ 13.50	$ 13.05	$ 12.66
Operating Revenues by Revenue Class			
Residential	$ 43,656	$ 42,103	$ 36,471
Commercial	$ 8,621	$ 7,725	$ 6,729
Industrial	$ 1,817	$ 1,755	$ 1,459
Public Authority	$ 2,253	$ 2,280	$ 1,926
Fire Protection	$ 11,890	$ 11,430	$ 10,958
Other (Including Non-Metered Accounts)	$ 1,165	$ 1,115	$ 1,848
Total Operating Revenues	$ 69,402	$ 66,408	$ 59,391

Number of Customers (Average)	89,812	88,895	88,390
Billed Consumption (Millions of Gallons)	6,616	6,958	6,472
Number of Employees	198	204	225

2008	2007	2006	2005	2004	2003	2002
$ 61,270	$ 59,026	$ 46,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278
$ 47,874	$ 46,324	$ 39,962	$ 37,486	$ 35,487	$ 33,380	$ 31,917
$ 579	$ 552	$ 542	$ 571	$ 520	$ 465	$ 316
$ 13,975	$13,254	$ 7,525	$ 10,538	$ 11,041	$ 11,683	$ 11,677
$ 5,198	$ 4,411	$ 4,461	$ 3,583	$ 3,451	$ 4,369	$ 4,241
$ 9,424	$ 8,781	$ 6,708	$ 7,166	$ 9,163	$ 8,890	$ 8,318
$ 7,373	$ 7,146	$ 7,014	$ 6,773	$ 6,641	$ 6,529	$ 6,277
78%	81%	105%	95%	72%	73%	75%
8,377,428	8,270,494	8,187,801	8,094,346	7,999,318	7,956,426	7,717,608
$ 1.12	$ 1.06	$ 0.81	$ 0.89	$ 1.15	$ 1.12	$ 1.08
8,463,269	8,376,842	8,270,394	8,169,627	8,035,199	7,967,379	7,939,713
9.1%	8.8%	7.0%	7.6%	10.4%	10.7%	10.4%
$ 0.880	$ 0.865	$ 0.855	$ 0.845	$ 0.835	$ 0.825	$ 0.814
$ 103,476	$ 100,098	$ 95,938	$ 94,076	$ 87,865	$ 83,315	$ 79,975
$ 92,227	$ 92,285	$ 77,347	$ 77,404	$ 66,399	$ 64,754	$ 64,734
$ 772	$ 772	$ 772	$ 847	$ 847	$ 847	$ 847
$ 196,475	$ 193,155	$ 174,057	$ 172,327	$ 155,111	$ 148,916	$ 145,556
53%	52%	56%	55%	57%	57%	56%
47%	48%	44%	45%	43%	43%	44%
$ 299,233	$ 277,662	$ 263,187	$ 247,703	$ 241,776	$ 235,098	$ 229,097
$ 372,431	$ 360,813	$ 328,140	$ 306,035	$ 290,940	$ 281,345	$ 264,799
$ 12.23	$ 11.95	$ 11.60	$ 11.52	$ 10.94	$ 10.46	$ 10.07
$ 37,963	$ 38,354	$ 29,067	$ 29,980	$ 28,974	$ 27,831	$ 27,310
$ 7,150	$ 6,762	$ 5,652	$ 5,619	$ 5,479	$ 5,327	$ 5,141
$ 1,822	$ 1,764	$ 1,589	$ 1,538	$ 1,635	$ 1,616	$ 1,709
$ 2,027	$ 1,924	$ 1,507	$ 1,625	$ 1,430	$ 1,302	$ 1,245
$ 10,606	$ 9,482	$ 8,708	$ 8,267	$ 8,087	$ 8,026	$ 7,355
$ 1,702	$ 740	$ 422	$ 424	$ 403	$ 496	$ 518
$ 61,270	$ 59,026	$ 46,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278

87,028	84,023	82,552	81,211	87,259	86,145	82,119
6,895	7,257	6,918	7,276	7,801	7,640	7,418
226	206	200	191	193	195	191

SHAREHOLDER/INVESTOR INFORMATION

Shareholder & Investor Contact

Laurie I. Felleman
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel.: 1-800-428-3985, Ext. 6015
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: lfelleman@ctwater.com

Annual Meeting

Thursday, May 10, 2012
Water's Edge
1525 Boston Post Road
Westbrook, Connecticut

Independent Public Accountants

PricewaterhouseCoopers LLP
Stamford, Connecticut 06904

Transfer Agent and Internet Access for Registered Shareholder Accounts

Registrar and Transfer Company (R&T)
10 Commerce Drive
Cranford, NJ 07016
Tel. : 1-800-368-5948
Fax: 1-908-497-2318
(from 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Number of Registered Shareholders

Accounts as of March 1, 2012: 3,600

Legal Counsel

Murtha Cullina LLP
Hartford, Connecticut 06103

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/15/12, 6/15/12, 9/17/12, and 12/17/12.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $0.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $0.225 per share.

Dividend Tax Status

- The Company estimates that all common stock dividends paid in 2011 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- $25 minimum/$3,333 maximum optional monthly reinvestment.
- Optional cash purchases automatically withdrawn from a bank account.
- Optional cash purchases are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer Company and received by R&T 5 business days before the 15th.) Plan Prospectus available at www.rtco.com or www.ctwater.com.
- Flat fee to sell shares (no per share fee).
- Purchase additional shares with no commissions or fees.



> WE STRIVE TO BE A GOOD STEWARD OF THE ENVIRONMENT

CONNECTICUT WATER IS COMMITTED TO FOSTERING SOCIALLY RESPONSIBLE PROGRAMS AND POLICIES THAT ENHANCE SUSTAINABILITY EFFORTS. WE STRIVE TO BE A GOOD STEWARD OF THE ENVIRONMENT AND TO MANAGE OUR RESOURCES IN A MANNER THAT PROMOTES WATER AND ENERGY CONSERVATION, SOURCE PROTECTION, AND PRESERVATION OF OPEN SPACE.

ConnecticutWater



Website: www.ctwater.com
Follow us on Twitter and Facebook